

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2012

Via E-mail
John P. Mitola
President
Juhl Wind, Inc.
1502 17th Street SE
Pipestone, MN 56164

> **Re: Juhl Wind, Inc.**
> **Registration Statement on Form S-1**
> **Filed July 30, 2012**
> **File No. 333-182939**

Dear Mr. Mitola:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that you are conducting an indirect primary offering of 2,393,000 shares of common stock which may be purchased by Lincoln Park Capital Fund, LLC under the Purchase Agreement as disclosed in the registration statement and as outlined in Exhibit 10.29. As such, the private placement under the equity line financing must have been completed prior to the registration of the resale transaction. Following our review of the prospectus disclosures and Exhibits 10.29 and 10.30, we note that:

- Lincoln Park's obligation to purchase the company shares is subject to the company's taking all necessary actions "as reasonably requested by [Lincoln Park]" to render inapplicable a number of transactions listed in Section 8(n) of the Purchase Agreement;

- the occurrence of an Event of Default appears to allow Lincoln Park to reject a put rather than constitute a terminating event of the Purchase Agreement (refer to Section 8(m) of the agreement); and

- the equity line agreements listed as Exhibits 10.29 and 10.30 are filed as "form of" agreements, with missing dates and conforming signatures, rather than in final form following due execution by the parties thereto.

The noted provisions are indicative that the private placement of the securities subject to the equity line has not been completed. Please advise, or otherwise, you will be unable to register this offering on an indirect primary basis. For additional guidance, please see Questions 139.13, 139.15, and 139.17 of the Securities Act Sections Compliance and Disclosure Interpretations found on the Commission's website. If it is necessary to amend your agreement with Lincoln Capital, you must first withdraw this registration statement, renegotiate the necessary provisions, and then file a new registration statement. We may have additional comments following the review of your response.

Exhibits

Exhibit 5.1 Opinion of Synergy Law Group, LLC

2.	In clauses (ii) and (v) in the fourth paragraph of the opinion, counsel states that it has assumed "the legal capacity and authority of all… entities executing all agreements . . . ," as well as "the due authorization, execution and delivery of all agreements… by all parties thereto." Please note that with respect to the company, it is not appropriate for counsel to assume material facts underlying the opinion or facts which are readily ascertainable. Please have counsel revise its opinion accordingly. For guidance, please refer to Section II.B.3.a of Staff Legal Bulletin No.19 (CF), dated October 14, 2011.

3.	Since the scope of counsel's engagement in connection with the rendering of the legal opinion has been clearly outlined in the first two paragraphs of the opinion letter, please have counsel remove the paragraph at the top of page two of the opinion. Undefined additional limits on counsel's knowledge of the company and its legal and other affairs are inappropriate.

4.	In the last paragraph of the opinion, counsel states that its opinion letter is rendered solely to the company. Please have counsel remove this statement since it represents an undue limitation on reliance as purchasers in the offering are entitled to rely on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (CF).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Era Anagnosti, Staff Attorney, at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Bartly J. Loethen, Esq. (*via e-mail*)
Synergy Law Group, LLC